UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Blueknight Energy Partners, L.P.

(Name of the Issuer)

BLUEKNIGHT ENERGY PARTNERS, L.P.

BLUEKNIGHT ENERGY PARTNERS G.P., L.L.C.

MERLE, LLC

ERGON ASPHALT & EMULSIONS, INC.

ERGON, INC.

(Name of Persons Filing Statement)

COMMON UNITS AND SERIES A PREFERRED UNITS

REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

09625U109 AND 09625U208

(CUSIP Number of Class of Securities)

Emmitte J. Haddox Ergon Asphalt and Emulsions, Inc. Merle, LLC c/o Ergon, Inc. P.O. Box 1639 Jackson, MS 39215-1639 Telephone: (601) 933-3000	Joel W. Kanvik Blueknight Energy Partners, L.P. Blueknight Energy Partners G.P., L.L.C. 6060 American Plaza, Suite 600 Tulsa, OK 74315 Telephone: (918) 237-4000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joshua Davidson Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 Telephone: (713) 229-1234	Doug Rayburn Gibson, Dunn & Crutcher LLP 2001 Ross Avenue, Suite 2100 Dallas, Texas 75201 Telephone: (214) 698-3442

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (as originally filed on June 1, 2022 and amended on July 1, 2022, and together with all exhibits thereto and hereto, this “Amended Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (i) Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), (ii) Blueknight Energy Partners G.P., L.L.C., a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), (iii) Ergon, Inc., a Mississippi corporation (“Ergon”), (iv) Ergon Asphalt & Emulsions, Inc., a Mississippi corporation and wholly owned subsidiary of Ergon (“Parent”) and (v) Merle, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”). Collectively, the persons filing this Amended Transaction Statement are referred to as the “filing persons.”

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 21, 2022, by and among Parent, Merger Sub, the General Partner and the Partnership (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, at the effective time of the Merger, (i) each issued and outstanding common unit representing a limited partner interest in the Partnership (each, a “Common Unit”) other than Common Units owned by Parent, the Partnership and their subsidiaries (each, a “Public Common Unit”) will be converted into the right to receive $4.65 in cash without any interest thereon (the “Common Unit Merger Consideration”), and (ii) each issued and outstanding Series A Preferred Unit of the Partnership (each, a “Preferred Unit”), other than Preferred Units owned by Parent, the Partnership and their subsidiaries (each, a “Public Preferred Unit”) will be converted into the right to receive $8.75 in cash without any interest thereon (the “Preferred Unit Merger Consideration” and, together with the Common Unit Merger Consideration, the “Merger Consideration”). In connection with the Merger, (i) the General Partner’s non-economic general partner interest in the Partnership, (ii) the incentive distribution rights held by the General Partner and (iii) the Common Units and the Preferred Units owned by Parent and its subsidiaries, in each case, shall not be cancelled, shall not be converted into the right to receive the Merger Consideration and shall remain outstanding following the Merger. Immediately prior to the effective time of the Merger, all restricted units and phantom units outstanding immediately prior to the effective time will fully vest, and each holder of such units will receive an amount equal to the Merger Consideration with respect to each such unit that becomes vested pursuant to the terms of the Merger Agreement.

A committee (the “GP Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”) consisting of three directors who meet the qualifications set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 14, 2011 (the “Partnership Agreement”), for membership on the Conflicts Committee, has unanimously and in good faith (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are (A) fair and reasonable to the holders of the Public Common Units (the “Partnership Unaffiliated Common Unitholders”) and (B) in the best interest of the Partnership and the Partnership Unaffiliated Common Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing actions described in clauses (i) and (ii) constituting Special Approval (as defined in the Partnership Agreement)), (iii) recommended that the GP Board approve the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iv) recommended that the GP Board submit the Merger Agreement and the Merger to a vote of the unitholders, and (v) recommended approval of the Merger Agreement and the Merger by the Partnership Unaffiliated Common Unitholders. The GP Board reserved for itself the determination of whether the proposed transaction was fair and reasonable to the Partnership Unaffiliated Preferred Unitholders as the GP Conflicts Committee could not represent the interests of both the Partnership Unaffiliated Common Unitholders and the Partnership Unaffiliated Preferred Unitholders and as the Preferred Units are a security with a fixed return and a fixed conversion ratio that do not participate in the growth or other upside of the Partnership.

Following the receipt of the recommendation of the GP Conflicts Committee, the GP Board unanimously and in good faith (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are (A) fair and reasonable to the Partnership Unaffiliated Common Unitholders and the Partnership Unaffiliated Preferred Unitholders and (B) in the best interest of the Partnership, (ii) approved the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iii) resolved to submit the Merger Agreement and the Merger to a vote of the limited partners (including the holders of Preferred Units) and (iv) recommended approval of the Merger Agreement and the Merger by the limited partners (including the holders of Preferred Units).

Completion of the Merger is subject to certain customary conditions, including, among others, approval of the Merger Agreement and the Merger, which requires (i) the affirmative vote of holders of a majority of the issued and outstanding Common Units and Preferred Units (voting on an “as if” converted to Common Unit basis), voting as a single class based on one vote per Unit, and (ii) the affirmative vote of holders of a majority of the issued and outstanding Preferred Units, voting separately as a class based on one vote per Preferred Unit (such approvals, collectively, the “Partnership Unitholder Approval”). Pursuant to the Partnership Agreement, the Preferred Units are convertible on a one-to-one basis into Common Units at the option of the unitholder. The Partnership is holding a special meeting of its Unitholders to obtain the Unitholder Approval.

Concurrently with the execution of the Merger Agreement, the Partnership entered into a support agreement (the “Support Agreement”) with Parent whereby Parent has agreed to vote or cause the 2,745,837 Common Units and 20,801,757 Preferred Units (voting on an “as if” converted basis) it owns to be voted in favor of the Merger, the adoption of the Merger Agreement and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger. Accordingly, the affirmative vote of the holders of the Common Units and the Preferred Units (voting on an “as if” converted to Common Unit basis) (the “Unitholders”), voting as a single class based on one vote per Unit, representing approximately 19.1% of the total issued and outstanding Common Units and Preferred Units (in addition to the Common Units and Preferred Units to be voted by Parent pursuant to the Support Agreement) is required to approve the Merger Agreement and the Merger. The affirmative vote of holders of a majority of the issued and outstanding Preferred Units, voting separately as a class based on one vote per Preferred Unit, will have been obtained once Parent votes the Preferred Units it owns in favor of the Merger, the adoption of the Merger Agreement and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger, in accordance with the Support Agreement.

Concurrently with the filing of this Amended Transaction Statement, the Partnership is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Section 14(a) of the Act with respect to the special meeting of Unitholders, at which Unitholders will be asked to consider and vote on the proposal to approve the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Amended Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Terms used but not defined in this Amended Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Act, the filing of this Amended Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that the Partnership is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning the Partnership contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by such filing person.

ITEM 1. SUMMARY TERM SHEET

Regulation M-A, Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

ITEM 2. SUBJECT COMPANY INFORMATION

Regulation M-A, Item 1002

(a)	Name and Address.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

(b)	Securities.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Partnership Special Meeting—Required Vote”

“The Partnership Special Meeting—Vote Required for Approval”

(c)	Trading Market and Price.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price and Distribution Information”

(d)	Dividends.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price and Distribution Information”

(e)	Prior Public Offerings.

Not applicable.

(f)	Prior Stock Purchases.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Certain Purchases and Sales of Common Units and Preferred Units”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A, Item 1003

(a)	Name and Address.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Organizational Structure Prior to the Merger”

“Parties to the Merger”

“Information Concerning the Ergon Filing Parties—Business and Background of the Ergon Filing Parties”

“Information Concerning the Ergon Filing Parties—Business and Background of the Natural Persons Related to Ergon”

“Common Unit and Preferred Unit Ownership—Unit Ownership of Other 5% or More Unitholders”

“Where You Can Find More Information”

(b)	Business and Background of Entities

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Organizational Structure Prior to the Merger”

“Parties to the Merger”

“Information Concerning the Ergon Filing Parties”

“Common Unit and Preferred Unit Ownership—Unit Ownership of Other 5% or More Unitholders”

“Where You Can Find More Information”

(c)	Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information Concerning the Ergon Filing Parties—Business and Background of the Natural Persons Related to Ergon”

“Common Unit and Preferred Unit Ownership—Unit Ownership of Other 5% or More Unitholders”

“Where You Can Find More Information”

ITEM 4. TERMS OF THE TRANSACTION

Regulation M-A, Item 1004

(a)	Material Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Ownership of the Partnership After the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Provisions for Unaffiliated Unitholders”

“Special Factors—Delisting and Deregistration of Common Units and Preferred Units”

“Special Factors—No Appraisal Rights”

“Special Factors—Accounting Treatment of the Merger”

“The Partnership Special Meeting—Vote Required for Approval”

“Proposal No. 1 The Merger Agreement”

“Material U.S. Federal Income Tax Considerations”

“Common Unit and Preferred Unit Ownership”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement”

(b)	Purchases.

Not required by Schedule 13E-3.

(c)	Different Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Proposal No. 1 The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(d)	Appraisal Rights.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Security Holders”

(f)	Eligibility for Listing or Trading.

Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A, Item 1005

(a)	Transactions.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Common Unit and Preferred Unit Ownership”

“Certain Purchases and Sales of Common Units and Preferred Units”

“Information Concerning the Ergon Filing Parties—Prior Contracts and Transactions”

“Where You Can Find More Information”

(b)	Significant Corporate Events.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—The Support Agreement”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Proposal No. 1 The Merger Agreement”

“Certain Purchases and Sales of Common Units and Preferred Units”

“Information Concerning the Ergon Filing Parties—Prior Contracts and Transactions”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

(c)	Negotiations or Contacts.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger”

“Special Factors—The Support Agreement”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Proposal No. 1 The Merger Agreement”

“Certain Purchases and Sales of Common Units and Preferred Units”

“Information Concerning the Ergon Filing Parties—Prior Contracts and Transactions”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement”

(d)	Conflicts of Interest.

Not required by Schedule 13E-3.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Support Agreement”

“Special Factors—The Support Agreement”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Proposal No. 1 The Merger Agreement”

“Certain Purchases and Sales of Common Units and Preferred Units”

“Common Unit and Preferred Unit Ownership”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Regulation M-A, Item 1006

(a)	Purposes.

Not required by Schedule 13E-3.

(b)	Use of Securities Acquired.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Merger Consideration”

“Special Factors—Effects of the Merger”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Proposal No. 1 The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(c)	(1)-(8) Plans.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—The Support Agreement”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Delisting and Deregistration of Common Units”

“Proposal No. 1 The Merger Agreement”

“Market Price and Distribution Information”

“Delisting and Deregistration”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement”

(d)	Subject Company Negotiations.

Not required by Schedule 13E-3.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A, Item 1013

(a)	Purposes.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Effects of the Merger”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

(b)	Alternatives.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

(c)	Reasons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Interests of the Directors and Officers of the General Partner in the Merger”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

(d)	Effects.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Merger Consideration”

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Material U.S. Federal Income Tax Considerations”

“Summary Term Sheet—Delisting and Deregistration of Common Units and Preferred Units”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Directors and Officers of the General Partner in the Merger”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Material U.S. Federal Income Tax Considerations”

“Proposal No. 1 The Merger Agreement”

“Material U.S. Federal Income Tax Considerations”

“Delisting and Deregistration”

“Annex A: Agreement and Plan of Merger”

ITEM 8. FAIRNESS OF THE TRANSACTION

Regulation M-A, Item 1014

(a)	Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Proposal No. 1 The Merger Agreement”

“Annex C: Opinion of Financial Advisor”

(b)	Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Unaudited Financial Projections of the Partnership”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Market Price and Cash Distribution Information”

“Proposal No. 1 The Merger Agreement”

“Certain Purchases and Sales of Common Units and Preferred Units”

“Annex C: Opinion of Financial Advisor”

(c)	Approval of Security Holders.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Partnership Special Meeting”

“Summary Term Sheet—Conditions to Completion of the Merger”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“The Partnership Special Unitholder Meeting—Vote Required for Approval”

“Proposal No. 1 The Merger Agreement”

(d)	Unaffiliated Representative.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and the GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Annex C: Opinion of Financial Advisor”

(e)	Approval of Directors.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Proposal No. 1 The Merger Agreement”

(f)	Other Offers.

Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A, Item 1015

(a)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.

The discussion and/or presentation materials prepared by Evercore Group, L.L.C. and provided to the Conflicts Committee, dated November 2, 2021, November 9, 2021, November 15, 2021, November 30, 2021, December 20, 2021, January 10, 2022, January 17, 2022, February 3, 2022, March 7, 2022, March 14, 2022, March 15, 2022, March 24, 2022 and April 21, 2022 are set forth as Exhibits (c)(2) - (c)(15), respectively, hereto and are incorporated herein by reference. The discussion and/or presentation materials prepared by Jefferies LLC and provided to Ergon, dated October 8, 2021 and December 21, 2021 are set forth as Exhibits (c)(16) - (c)(17), respectively, hereto and are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Jefferies LLC Financial Advisor Discussion Materials Provided to Ergon”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Proposal No. 1 The Merger Agreement”

“Annex C: Opinion of Financial Advisor”

(b)	Preparer and Summary of Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Jefferies LLC Financial Advisor Discussion Materials Provided to Ergon”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Ergon Filing Parties for the Merger”

“Special Factors—Fees and Expenses”

“Proposal No. 1 The Merger Agreement”

“Annex C: Opinion of Financial Advisor”

(c)	Availability of Documents.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested holder of Common Units or Preferred Units.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Regulation M-A, Item 1007

(a)	Source of Funds.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Proposal No. 1 The Merger Agreement”

(b)	Conditions.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Conditions to Completion of the Merger”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Proposal No. 1 The Merger Agreement”

(c)	Expenses.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Termination Fee; Expenses”

“Summary Term Sheet—Financing of the Merger”

“Summary Term Sheet—Expenses Relating to the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Jefferies LLC Financial Advisor Discussion Materials Provided to Ergon”

(d)	Borrowed Funds.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Financing of the Merger”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A, Item 1008

(a)	Securities Ownership.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—Relationship of the Parties to the Merger”

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“The Partnership Special Meeting—Common Unit and Preferred Unit Ownership of Parent”

“Common Unit and Preferred Unit Ownership”

(b)	Securities Transactions.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—Relationship of the Parties to the Merger”

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“The Partnership Special Meeting—Common Unit and Preferred Unit Ownership of Parent”

“Common Unit and Preferred Unit Ownership”

“Certain Purchases and Sales of Common Units and Preferred Units”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

Regulation M-A, Item 1012

(a)	Solicitation or Recommendation.

Not required by Schedule 13E-3.

(b)	Reasons.

Not required by Schedule 13E-3.

(c)	Intent to Tender.

Not required by Schedule 13E-3.

(d)	Intent to Tender or Vote in a Going-Private Transaction.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Partnership Special Meeting”

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and the Reasons for the Merger”

“Summary Term Sheet—Change in the GP Board or the Conflicts Committee Recommendation”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Proposal No. 1 The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement”

(e)	Recommendations of Others.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Partnership Special Meeting”

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and the Reasons for the Merger”

“Summary Term Sheet—Change in the GP Board or the Conflicts Committee Recommendation”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Proposal No. 1 The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement”

ITEM 13. FINANCIAL STATEMENTS

Regulation M-A, Item 1010

(a)	Financial Information.

The information set forth under the caption “Where You Can Find More Information” in the Proxy Statement is incorporated herein by reference.

The Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

(b)	Pro Forma Information.

Not applicable. Paragraph (b) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. The Merger Consideration will consist solely of cash, and, as a result, neither the Partnership Unaffiliated Common Unitholders nor the Partnership Unaffiliated Preferred Unitholders will have a continuing interest in the Partnership after the Merger. Additionally, the Merger is not subject to any financing condition and Parent does not expect any difficulties in obtaining the cash required to fund the Merger. Accordingly, such pro forma data is not material to either the Partnership Unaffiliated Common Unitholder nor the Partnership Unaffiliated Preferred Unitholders and has not been presented.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A, Item 1009

(a)	Solicitations or Recommendations.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Position of the Ergon Filing Parties as to the Fairness of the Merger”

“Summary Term Sheet—No Solicitation by the General Partner or the Partnership of Alternative Proposals”

“Questions and Answers about the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—The Support Agreement”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Fees and Expenses”

(b)	Employees and Corporate Assets

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Solicitation by the General Partner or the Partnership of Alternative Proposals”

“Questions and Answers about the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Fees and Expenses”

ITEM 15. ADDITIONAL INFORMATION

Regulation M-A Item 1011

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

Not required by Schedule 13E-3.

(b)	Golden Parachute Compensation.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Common Unit and Preferred Unit Ownership”

(c)	Other Material Information.

The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Regulation M-A, Item 1016

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of Blueknight Energy Partners, L.P. (incorporated herein by reference to Blueknight Energy Partners’ Definitive Proxy Statement on Schedule 14A filed concurrently with the SEC).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(2)	Letter to Unitholders (incorporated herein by reference to the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(2)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Press release issued by Blueknight Energy Partners, L.P., dated April 22, 2022 (incorporated by reference to Exhibit 99.1 to Blueknight Energy Partners, L.P.’s Current Report on Form 8-K filed on April 22, 2022).

(a)(4)	Employee Letter, dated April 22, 2022 (incorporated by reference to Exhibit 99.2 to Blueknight Energy Partners, L.P.’s Current Report on Form 8-K filed on April 22, 2022).

(a)(5)	Employee Letter, dated May 3, 2022 (incorporated by reference to Exhibit 99.1 to Blueknight Energy Partners, L.P.’s Current Report on Form 8-K filed on May 3, 2022).

(b)(1)*+	Second Amended and Restated Credit Agreement, dated as of February 26, 2020, among Ergon, Inc. as the borrower, the lenders from time to time parties thereto, the administrative agent, the syndication agents and the documentation agent.

(c)(1)	Opinion of Evercore Group, L.L.C. to the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P., dated April 21, 2022 (incorporated herein by reference to Annex C to the Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)*+	Discussion materials prepared by Evercore Group, L.L.C., dated November 2, 2021, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(3)*+	Discussion materials prepared by Evercore Group, L.L.C., dated November 9, 2021, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(4)*	Discussion materials prepared by Evercore Group, L.L.C., dated November 15, 2021, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(5)*	Discussion materials prepared by Evercore Group, L.L.C., dated November 30, 2021, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(6)*	Discussion materials prepared by Evercore Group, L.L.C., dated December 20, 2021, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(7)*	Discussion Materials prepared by Evercore Group, L.L.C., dated January 10, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(8)*	Discussion Materials prepared by Evercore Group, L.L.C., dated January 17, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(9)*+	Discussion Materials prepared by Evercore Group, L.L.C., dated February 3, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(10)*+	Discussion Materials prepared by Evercore Group, L.L.C., dated February 3, 2022, for Ergon.

(c)(11)*+	Discussion Materials prepared by Evercore Group, L.L.C., dated March 7, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(12)*+	Discussion Materials prepared by Evercore Group, L.L.C., dated March 14, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(13)*+	Discussion Materials prepared by Evercore Group, L.L.C., dated March 15, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(14)*	Discussion Materials prepared by Evercore Group, L.L.C., dated March 24, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(15)*+	Discussion Materials prepared by Evercore Group, L.L.C., dated April 21, 2022, for the Conflicts Committee of the Board of Directors of Blueknight Energy Partners, L.P.

(c)(16)*	Discussion Materials prepared by Jefferies LLC, dated October 8, 2021, for Ergon.

(c)(17)*	Discussion Materials prepared by Jefferies LLC, dated December 21, 2021, for Ergon.

(d)(1)	Agreement and Plan of Merger, dated as of April 22, 2022, by and among Ergon Asphalt & Emulsions, Inc., Merle, LLC, Blueknight Energy Partners, L.P. and Blueknight Energy Partners, GP L.L.C. (included as Annex A to the Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Support Agreement, dated as of April 21, 2022, by and between Blueknight Energy Partners, L.P. and Ergon Asphalt & Emulsions, Inc. (included as Annex B to the Proxy Statement filed herewith as Exhibit (a)(1)).

(f)(1)	Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated September 14, 2011 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K, filed September 14, 2011, and incorporated herein by reference).

(f)(2)*	Delaware Code Title 6 § 17-212.

(h)*	Filing Fee Table.

*	Previously filed with the Schedule 13E-3 filed with the SEC on June 1, 2022.
+	Certain information has been excluded from this exhibit because it is both not material and would likely cause competitive harm if publicly disclosed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 7, 2022	BLUEKNIGHT ENERGY PARTNERS, L.P. By: BLUEKNIGHT ENERGY PARTNERS G.P., L.L.C. its general partner

	By:	/s/ D. Andrew Woodward
Name: D. Andrew Woodward
Title: Chief Executive Officer

Dated as of July 7, 2022	BLUEKNIGHT ENERGY PARTNERS G.P., L.L.C.

	By:	/s/ D. Andrew Woodward
Name: D. Andrew Woodward
Title: Chief Executive Officer

Dated as of July 7, 2022	ERGON ASPHALT & EMULSIONS, INC.

	By:	/s/ Alan Wall
Name: Alan Wall
Title: Executive Vice President and Chief Financial Officer

Dated as of July 7, 2022	ERGON, INC.

	By:	/s/ Emmitte J. Haddox
Name: Emmitte J. Haddox
Title: President and Chief Executive Officer

Dated as of July 7, 2022	MERLE, LLC.

	By:	/s/ Alan Wall
Name: Alan Wall
Title: Executive Vice President and Chief Financial Officer